SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

A10 NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00001 par value
(Title of Class of Securities)

002121 101
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert Cochran Vice President, Legal and Corporate Collaboration A10 Networks, Inc. 3 West Plumeria Drive San Jose, CA 95134 (408) 325-8668
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,550,991.94	$256.89

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 643,934 shares of Common Stock of A10 Networks, Inc. having an aggregate value of $2,550,991.94 as of November 13, 2015 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $256.89	Filing Party: A10 Networks, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 19, 2015, as previously amended on November 19, 2015 and November 24, 2015, relating to an offer by A10 Networks, Inc., a Delaware corporation (the “Company”) to certain employees of the Company (excluding executives and directors) who hold certain outstanding options to purchase shares of the Company’s common stock, to exchange such eligible options for restricted stock units (the “Exchange Offer”). Only those items amended are reported in this Amendment No. 3.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO remains unchanged.

Item 4.    Terms of the Transaction.

(a)	Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information:

“The Exchange Offer expired on December 17, 2015 at 9:00 p.m., Pacific Time. A total of 52 Eligible Participants participated in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the company accepted for exchange Eligible Options to purchase 344,248 shares of the Company’s common stock, representing approximately 54% of the total shares of common stock underlying the Eligible Options. All surrendered options were cancelled, and immediately thereafter, the Company granted a total of 109,743 restricted stock units in exchange therefor, pursuant to the terms of the Exchange Offer and the Company’s Amended and Restated 2014 Equity Incentive Plan. One share of the Company’s common stock is issuable upon the vesting of each restricted stock unit.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

A10 NETWORKS, INC.
/s/ Robert Cochran
Robert Cochran
Vice President, Legal and Corporate Collaboration

Date: December 18, 2015

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 19, 2015.
(a)(1)(B)*	Launch Announcement.
(a)(1)(C)*	Election Form.
(a)(1)(D)*	Form of Confirmation E-mail.
(a)(1)(E)*	Form of Reminder E-mail.
(a)(1)(F)*	Form of Expiration Notice.
(a)(1)(G)*	Screenshots from Offer Website.
(a)(1)(H)*	Employee Presentation.
(a)(1)(I)*	Employee FAQs.
(a)(1)(J)**	Employee Email.
(a)(1)(K)***	Transcript of Employee Presentation.
(b)	Not applicable.
(d)(1)
A10 Networks, Inc. 2008 Stock Plan, incorporated herein by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, as filed with the Securities and Exchange Commission on May 13, 2014, File No. 001-36343.

(d)(2)
A10 Networks, Inc. Amended and Restated 2014 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, as filed with the Securities and Exchange Commission on August 6, 2015, File No. 001-36343.

(d)(3)*	Form of Restricted Stock Unit Agreement pursuant to the Amended and Restated 2014 Equity Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.
*Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on November 19, 2015, File No. 005-88506.
**Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on November 19, 2015, File No. 005-88506.
***Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on November 24, 2015, File No. 005-88506.